                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                        (AMENDMENT NO. 2 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934


                              TRIAD HOSPITALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89579K109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                              420 Lexington Avenue
                                    Suite 875
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                October 26, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------------
CUSIP No. 89579K109                  13D/A
------------------------------


--------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                            (b)  [ ]


--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,977,000
              OWNED BY                 -----------------------------------------------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
            PERSON WITH
                                               0
                                       -----------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               2,977,000
                                       -----------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,977,000
--------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                   [ ]

--------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.789%
--------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------
CUSIP No. 89579K109                  13D/A
------------------------------


--------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                            (b)  [ ]


--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,977,000
              OWNED BY                 -----------------------------------------------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
            PERSON WITH
                                               0
                                       -----------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               2,977,000
                                       -----------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,977,000
--------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                   [ ]

--------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.789%
--------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------
CUSIP No. 89579K109                  13D/A
------------------------------


--------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey A. Keswin
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                            (b)  [ ]


--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,977,000
              OWNED BY                 -----------------------------------------------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
            PERSON WITH
                                               0
                                       -----------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               2,977,000
                                       -----------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,977,000
--------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                   [ ]

--------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.789%
--------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock of Triad Hospitals, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on July 30, 1999 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on August 19, 1999 (as amended, the "Amended Schedule 13D").

                  This Amendment No. 2 to Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner. The Amended Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

                  Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of November 1, 1999, Greenlight had invested (i) $9,534,684.00 in shares of Common Stock through Greenlight Fund, (ii) $10,209,091.54 in shares of Common Stock through Greenlight Offshore and (iii) $13,949,431.16 in shares of Common Stock through Greenlight Qualified, all as described in Item 5 below. The above amounts include any commissions incurred in the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

                  (a) As of November 1, 1999, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 2,977,000 shares of Common Stock of the Issuer or 8.789% of the shares outstanding. The 2,977,000 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                  The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on November 1, 1999 is based on 33,870,312 outstanding shares of Common Stock as of August 3, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on August 12, 1999.

                  (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                                     ANNEX A

         Transaction              Quantity   Price per
             Date      Buy/Sell   (shares)   Share ($)
         -----------   --------   --------   ---------
             9/8/99       Buy      16,000      11.05
            9/15/99       Buy      90,000      11.125
            9/15/99       Buy       4,100      11.425
            9/28/99       Buy      20,000      10.4563
            9/30/99       Buy      20,000      10.1125
           10/20/99       Buy      40,000       9.7891
           10/21/99       Buy      26,000       9.5476
           10/21/99       Buy      25,000       9.5625
           10/22/99       Buy      21,900       9.675
           10/26/99       Buy      80,000       9.3448
           10/29/99       Buy      25,000       9.625
            11/1/99       Buy      56,000       9.875

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 4, 1999



                                      Greenlight Capital, L.L.C.


                                      By:  /s/ Jeffrey A. Keswin
                                           -------------------------------------
                                           JEFFREY A. KESWIN, Managing Member



                                      /s/ David Einhorn
                                      ------------------------------------------
                                      David Einhorn



                                      /s/ Jeffrey A. Keswin
                                      ------------------------------------------
                                      Jeffrey A. Keswin